# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SCHMID Group N.V., CIK 0001987240
CUSIP: N68722102
Title of class of securities: Class A Ordinary Shares, nominal value EUR0.01 per share
Address of issuer's principal executive offices: ROBERT-BOSCH-STR. 32-36, FREUDENSTADT, Germany (2M), 72250
Date of event which requires filing of this statement: 07/03/2026
Amends the filing with accession number 0001104659-24-060361
Filed by CIK 0002023157
Persons authorized to receive notices and communications: Anette Schmid, SCHMID Group N.V., Robert-Bosch-Str. 32-36, Freudenstadt, Germany (2M), 72250, 49 7441 538 0

## Reporting persons
- Anette Schmid (CIK 0002023157): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 34,888,004; sole dispositive power 0; shared dispositive power 34,888,004; aggregate amount beneficially owned 34,888,004 (40.25% of the class)
  Comment: Row 7 and 11: On May 14, 2026, the Community of Heirs of Dieter C. Schmid (Erbengemeinschaft) distributed all of its 14,937,000 ordinary shares of SCHMID Group N.V., with 10,341,000 ordinary shares transferred to Christian Schmid and 4,596,000 ordinary shares transferred to Anette Schmid. On the same date, in connection with capital increases and related transfer arrangements, Anette Schmid contributed (i) 6,894,000 ordinary shares previously held by her and (ii) the 4,596,000 ordinary shares received from the Erbengemeinschaft to Schmid Aequitas GmbH & Co. KG, and Christian Schmid contributed (i) 4,979,000 ordinary shares previously held by him and (ii) the 10,341,000 ordinary shares received from the Erbengemeinschaft to C. Schmid Beteiligung GmbH & Co. KG. In addition and under the same agreements, each GmbH & Co. KG received the economic ownership of (i) 2,500,000 Earn-Out Shares and (ii) 1,000,000 warrants plus an additional 1,000,000 transfer-warrants (with the transfer-warrants to be delivered), in each case through trustee/nominee arrangements where legal title or transfer mechanics were restricted. The Earn-Out Shares, issued to Anette Schmid and Christian Schmid by the Issuer on April 30, 2024, are not included in, and are not counted toward, the aggregate number of ordinary shares reported in Rows 7-11. Per the Earn-Out Agreement the voting and dispositive power for these shares has not yet vested in the Reporting Persons, for which reason the 5,000,000 earn-out shares have not been counted towards this aggregate share total. On May 23, 2026 (i) 2,190,589 ordinary shares were issued to Anette Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 13,850,000, which she assigned to Schmid Aequitas GmbH & Co. KG, and (ii) 1,265,322 Ordinary Shares were issued to Christian Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 8,000,000, which he assigned to C. Schmid Beteiligung GmbH & Co. KG. In total Anette Schmid now holds 13,680,589 ordinary shares in the Issuer through her investment vehicle Schmid Aequitas GmbH & Co. KG, and Christian Schmid holds 16,585,322 ordinary shares in the Issuer through his investment vehicle C. Schmid Beteiligung GmbH & Co. KG. On May 23, 2026 Anette Schmid was also issued 24,247 and 18,782 ordinary shares and Christian Schmid was issued 37,150 and 13,840 ordinary shares. These were issued as bonus compensation due to them for their work in a management capacity for the Issuer in fiscal year 2023, and in connection with outstanding and unpaid board compensation claims for fiscal year 2025, respectively. They hold these securities directly. On May 23, 2026, Schmid Grundstucke GmbH & Co. KG, a company ultimately and solely controlled by Anette Schmid, received 1,028,074 ordinary shares in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 6,500,000. On July 3, 2026 Christian Schmid transferred 500,000 shares he owned to Helmut Rauch, an employee and manger at Gebr. Schmid GmbH.
  
  Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG entered into a Joint Filing Agreement and a Joint Voting Agreement dated May 18, 2026, both of which Schmid Grundstucke GmbH & Co. KG joined by the Joinder Agreement dated May 26, 2026. Pursuant to the Joint Filing Agreement the parties agreed to file this Schedule 13D/A (and any subsequent amendments) jointly, and agreed to be responsible only for the completeness and accuracy of information relating to themselves and for timely filing. The Joint Voting Agreement, pursuant to which each party agreed to vote (or cause to be voted) all shares beneficially owned by such party in accordance with a joint determination, is also an acknowledgement by the parties that they constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5. Accordingly, each Reporting Person reports shared (and not sole) voting and dispositive power with the other Reporting Persons with respect to the securities reported herein.
  
  Row 13: Based on the current number of outstanding ordinary shares, 65,675,726, and a total of 21,000,000 outstanding private and public warrants, a total of 86,675,726 ordinary shares are outstanding as of May 26, 2026 for the purposes of this Row 13. The percentage assumes a 1:1 conversion of all outstanding warrants to ordinary shares, but does not reflect the potential conversion of a EUR 2.5 million term loan facility with Black Forest Special Situations I, the potential further conversion a USD 30 million convertible note and an additional 3,744,150 warrants, of which USD 18 million in convertible notes have been converted to date, or the potential further conversion a USD 20 million convertible note as the number of shares these instruments convert into is subject to changes in USD-EUR exchange rates and the share price of the Company respectively.
- Schmid Aequitas GmbH & Co. KG: type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,680,589; sole dispositive power 0; shared dispositive power 15,680,589; aggregate amount beneficially owned 15,680,589 (18.1% of the class)
  Comment: Row 7 and 11: On May 14, 2026, the Community of Heirs of Dieter C. Schmid (Erbengemeinschaft) distributed all of its 14,937,000 ordinary shares of SCHMID Group N.V., with 10,341,000 ordinary shares transferred to Christian Schmid and 4,596,000 ordinary shares transferred to Anette Schmid. On the same date, in connection with capital increases and related transfer arrangements, Anette Schmid contributed (i) 6,894,000 ordinary shares previously held by her and (ii) the 4,596,000 ordinary shares received from the Erbengemeinschaft to Schmid Aequitas GmbH & Co. KG, and Christian Schmid contributed (i) 4,979,000 ordinary shares previously held by him and (ii) the 10,341,000 ordinary shares received from the Erbengemeinschaft to C. Schmid Beteiligung GmbH & Co. KG. In addition and under the same agreements, each GmbH & Co. KG received the economic ownership of (i) 2,500,000 Earn-Out Shares and (ii) 1,000,000 warrants plus an additional 1,000,000 transfer-warrants (with the transfer-warrants to be delivered), in each case through trustee/nominee arrangements where legal title or transfer mechanics were restricted. The Earn-Out Shares, issued to Anette Schmid and Christian Schmid by the Issuer on April 30, 2024, are not included in, and are not counted toward, the aggregate number of ordinary shares reported in Rows 7-11. Per the Earn-Out Agreement the voting and dispositive power for these shares has not yet vested in the Reporting Persons, for which reason the 5,000,000 earn-out shares have not been counted towards this aggregate share total. On May 23, 2026 (i) 2,190,589 ordinary shares were issued to Anette Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 13,850,000, which she assigned to Schmid Aequitas GmbH & Co. KG, and (ii) 1,265,322 Ordinary Shares were issued to Christian Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 8,000,000, which he assigned to C. Schmid Beteiligung GmbH & Co. KG. In total Anette Schmid now holds 13,680,589 ordinary shares in the Issuer through her investment vehicle Schmid Aequitas GmbH & Co. KG, and Christian Schmid holds 16,585,322 ordinary shares in the Issuer through his investment vehicle C. Schmid Beteiligung GmbH & Co. KG. On May 23, 2026 Anette Schmid was also issued 24,247 and 18,782 ordinary shares and Christian Schmid was issued 37,150 and 13,840 ordinary shares. These were issued as bonus compensation due to them for their work in a management capacity for the Issuer in fiscal year 2023, and in connection with outstanding and unpaid board compensation claims for fiscal year 2025, respectively. They hold these securities directly. On May 23, 2026, Schmid Grundstucke GmbH & Co. KG, a company ultimately and solely controlled by Anette Schmid, received 1,028,074 ordinary shares in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 6,500,000. On July 3, 2026 Christian Schmid transferred 500,000 shares he owned to Helmut Rauch, an employee and manger at Gebr. Schmid GmbH.
  
  Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG entered into a Joint Filing Agreement and a Joint Voting Agreement dated May 18, 2026, both of which Schmid Grundstucke GmbH & Co. KG joined by the Joinder Agreement dated May 26, 2026. Pursuant to the Joint Filing Agreement the parties agreed to file this Schedule 13D/A (and any subsequent amendments) jointly, and agreed to be responsible only for the completeness and accuracy of information relating to themselves and for timely filing. The Joint Voting Agreement, pursuant to which each party agreed to vote (or cause to be voted) all shares beneficially owned by such party in accordance with a joint determination, is also an acknowledgement by the parties that they constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5. Accordingly, each Reporting Person reports shared (and not sole) voting and dispositive power with the other Reporting Persons with respect to the securities reported herein.
  
  Row 13: Based on the current number of outstanding ordinary shares, 65,675,726, and a total of 21,000,000 outstanding private and public warrants, a total of 86,675,726 ordinary shares are outstanding as of May 26, 2026 for the purposes of this Row 13. The percentage assumes a 1:1 conversion of all outstanding warrants to ordinary shares, but does not reflect the potential conversion of a EUR 2.5 million term loan facility with Black Forest Special Situations I, the potential further conversion a USD 30 million convertible note and an additional 3,744,150 warrants, of which USD 18 million in convertible notes have been converted to date, or the potential further conversion a USD 20 million convertible note as the number of shares these instruments convert into is subject to changes in USD-EUR exchange rates and the share price of the Company respectively.
- Schmid Grundstucke GmbH & Co. KG: type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,028,074; sole dispositive power 0; shared dispositive power 1,028,074; aggregate amount beneficially owned 1,028,074 (1.19% of the class)
  Comment: Row 7 and 11: On May 14, 2026, the Community of Heirs of Dieter C. Schmid (Erbengemeinschaft) distributed all of its 14,937,000 ordinary shares of SCHMID Group N.V., with 10,341,000 ordinary shares transferred to Christian Schmid and 4,596,000 ordinary shares transferred to Anette Schmid. On the same date, in connection with capital increases and related transfer arrangements, Anette Schmid contributed (i) 6,894,000 ordinary shares previously held by her and (ii) the 4,596,000 ordinary shares received from the Erbengemeinschaft to Schmid Aequitas GmbH & Co. KG, and Christian Schmid contributed (i) 4,979,000 ordinary shares previously held by him and (ii) the 10,341,000 ordinary shares received from the Erbengemeinschaft to C. Schmid Beteiligung GmbH & Co. KG. In addition and under the same agreements, each GmbH & Co. KG received the economic ownership of (i) 2,500,000 Earn-Out Shares and (ii) 1,000,000 warrants plus an additional 1,000,000 transfer-warrants (with the transfer-warrants to be delivered), in each case through trustee/nominee arrangements where legal title or transfer mechanics were restricted. The Earn-Out Shares, issued to Anette Schmid and Christian Schmid by the Issuer on April 30, 2024, are not included in, and are not counted toward, the aggregate number of ordinary shares reported in Rows 7-11. Per the Earn-Out Agreement the voting and dispositive power for these shares has not yet vested in the Reporting Persons, for which reason the 5,000,000 earn-out shares have not been counted towards this aggregate share total. On May 23, 2026 (i) 2,190,589 ordinary shares were issued to Anette Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 13,850,000, which she assigned to Schmid Aequitas GmbH & Co. KG, and (ii) 1,265,322 Ordinary Shares were issued to Christian Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 8,000,000, which he assigned to C. Schmid Beteiligung GmbH & Co. KG. In total Anette Schmid now holds 13,680,589 ordinary shares in the Issuer through her investment vehicle Schmid Aequitas GmbH & Co. KG, and Christian Schmid holds 16,585,322 ordinary shares in the Issuer through his investment vehicle C. Schmid Beteiligung GmbH & Co. KG. On May 23, 2026 Anette Schmid was also issued 24,247 and 18,782 ordinary shares and Christian Schmid was issued 37,150 and 13,840 ordinary shares. These were issued as bonus compensation due to them for their work in a management capacity for the Issuer in fiscal year 2023, and in connection with outstanding and unpaid board compensation claims for fiscal year 2025, respectively. They hold these securities directly. On May 23, 2026, Schmid Grundstucke GmbH & Co. KG, a company ultimately and solely controlled by Anette Schmid, received 1,028,074 ordinary shares in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 6,500,000. On July 3, 2026 Christian Schmid transferred 500,000 shares he owned to Helmut Rauch, an employee and manger at Gebr. Schmid GmbH.
  
  Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG entered into a Joint Filing Agreement and a Joint Voting Agreement dated May 18, 2026, both of which Schmid Grundstucke GmbH & Co. KG joined by the Joinder Agreement dated May 26, 2026. Pursuant to the Joint Filing Agreement the parties agreed to file this Schedule 13D/A (and any subsequent amendments) jointly, and agreed to be responsible only for the completeness and accuracy of information relating to themselves and for timely filing. The Joint Voting Agreement, pursuant to which each party agreed to vote (or cause to be voted) all shares beneficially owned by such party in accordance with a joint determination, is also an acknowledgement by the parties that they constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5. Accordingly, each Reporting Person reports shared (and not sole) voting and dispositive power with the other Reporting Persons with respect to the securities reported herein.
  
  Row 13: Based on the current number of outstanding ordinary shares, 65,675,726, and a total of 21,000,000 outstanding private and public warrants, a total of 86,675,726 ordinary shares are outstanding as of May 26, 2026 for the purposes of this Row 13. The percentage assumes a 1:1 conversion of all outstanding warrants to ordinary shares, but does not reflect the potential conversion of a EUR 2.5 million term loan facility with Black Forest Special Situations I, the potential further conversion a USD 30 million convertible note and an additional 3,744,150 warrants, of which USD 18 million in convertible notes have been converted to date, or the potential further conversion a USD 20 million convertible note as the number of shares these instruments convert into is subject to changes in USD-EUR exchange rates and the share price of the Company respectively.
- Christian Schmid: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 34,888,004; sole dispositive power 0; shared dispositive power 34,888,004; aggregate amount beneficially owned 34,888,004 (40.25% of the class)
  Comment: Row 7 and 11: On May 14, 2026, the Community of Heirs of Dieter C. Schmid (Erbengemeinschaft) distributed all of its 14,937,000 ordinary shares of SCHMID Group N.V., with 10,341,000 ordinary shares transferred to Christian Schmid and 4,596,000 ordinary shares transferred to Anette Schmid. On the same date, in connection with capital increases and related transfer arrangements, Anette Schmid contributed (i) 6,894,000 ordinary shares previously held by her and (ii) the 4,596,000 ordinary shares received from the Erbengemeinschaft to Schmid Aequitas GmbH & Co. KG, and Christian Schmid contributed (i) 4,979,000 ordinary shares previously held by him and (ii) the 10,341,000 ordinary shares received from the Erbengemeinschaft to C. Schmid Beteiligung GmbH & Co. KG. In addition and under the same agreements, each GmbH & Co. KG received the economic ownership of (i) 2,500,000 Earn-Out Shares and (ii) 1,000,000 warrants plus an additional 1,000,000 transfer-warrants (with the transfer-warrants to be delivered), in each case through trustee/nominee arrangements where legal title or transfer mechanics were restricted. The Earn-Out Shares, issued to Anette Schmid and Christian Schmid by the Issuer on April 30, 2024, are not included in, and are not counted toward, the aggregate number of ordinary shares reported in Rows 7-11. Per the Earn-Out Agreement the voting and dispositive power for these shares has not yet vested in the Reporting Persons, for which reason the 5,000,000 earn-out shares have not been counted towards this aggregate share total. On May 23, 2026 (i) 2,190,589 ordinary shares were issued to Anette Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 13,850,000, which she assigned to Schmid Aequitas GmbH & Co. KG, and (ii) 1,265,322 Ordinary Shares were issued to Christian Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 8,000,000, which he assigned to C. Schmid Beteiligung GmbH & Co. KG. In total Anette Schmid now holds 13,680,589 ordinary shares in the Issuer through her investment vehicle Schmid Aequitas GmbH & Co. KG, and Christian Schmid holds 16,585,322 ordinary shares in the Issuer through his investment vehicle C. Schmid Beteiligung GmbH & Co. KG. On May 23, 2026 Anette Schmid was also issued 24,247 and 18,782 ordinary shares and Christian Schmid was issued 37,150 and 13,840 ordinary shares. These were issued as bonus compensation due to them for their work in a management capacity for the Issuer in fiscal year 2023, and in connection with outstanding and unpaid board compensation claims for fiscal year 2025, respectively. They hold these securities directly. On May 23, 2026, Schmid Grundstucke GmbH & Co. KG, a company ultimately and solely controlled by Anette Schmid, received 1,028,074 ordinary shares in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 6,500,000. On July 3, 2026 Christian Schmid transferred 500,000 shares he owned to Helmut Rauch, an employee and manger at Gebr. Schmid GmbH.
  
  Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG entered into a Joint Filing Agreement and a Joint Voting Agreement dated May 18, 2026, both of which Schmid Grundstucke GmbH & Co. KG joined by the Joinder Agreement dated May 26, 2026. Pursuant to the Joint Filing Agreement the parties agreed to file this Schedule 13D/A (and any subsequent amendments) jointly, and agreed to be responsible only for the completeness and accuracy of information relating to themselves and for timely filing. The Joint Voting Agreement, pursuant to which each party agreed to vote (or cause to be voted) all shares beneficially owned by such party in accordance with a joint determination, is also an acknowledgement by the parties that they constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5. Accordingly, each Reporting Person reports shared (and not sole) voting and dispositive power with the other Reporting Persons with respect to the securities reported herein.
  
  Row 13: Based on the current number of outstanding ordinary shares, 65,675,726, and a total of 21,000,000 outstanding private and public warrants, a total of 86,675,726 ordinary shares are outstanding as of May 26, 2026 for the purposes of this Row 13. The percentage assumes a 1:1 conversion of all outstanding warrants to ordinary shares, but does not reflect the potential conversion of a EUR 2.5 million term loan facility with Black Forest Special Situations I, the potential further conversion a USD 30 million convertible note and an additional 3,744,150 warrants, of which USD 18 million in convertible notes have been converted to date, or the potential further conversion a USD 20 million convertible note as the number of shares these instruments convert into is subject to changes in USD-EUR exchange rates and the share price of the Company respectively.
- C. Schmid Beteiligung GmbH & Co. KG: type of reporting person: partnership (PN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 19,085,322; sole dispositive power 0; shared dispositive power 19,085,322; aggregate amount beneficially owned 19,085,322 (22.02% of the class)
  Comment: Row 7 and 11: On May 14, 2026, the Community of Heirs of Dieter C. Schmid (Erbengemeinschaft) distributed all of its 14,937,000 ordinary shares of SCHMID Group N.V., with 10,341,000 ordinary shares transferred to Christian Schmid and 4,596,000 ordinary shares transferred to Anette Schmid. On the same date, in connection with capital increases and related transfer arrangements, Anette Schmid contributed (i) 6,894,000 ordinary shares previously held by her and (ii) the 4,596,000 ordinary shares received from the Erbengemeinschaft to Schmid Aequitas GmbH & Co. KG, and Christian Schmid contributed (i) 4,979,000 ordinary shares previously held by him and (ii) the 10,341,000 ordinary shares received from the Erbengemeinschaft to C. Schmid Beteiligung GmbH & Co. KG. In addition and under the same agreements, each GmbH & Co. KG received the economic ownership of (i) 2,500,000 Earn-Out Shares and (ii) 1,000,000 warrants plus an additional 1,000,000 transfer-warrants (with the transfer-warrants to be delivered), in each case through trustee/nominee arrangements where legal title or transfer mechanics were restricted. The Earn-Out Shares, issued to Anette Schmid and Christian Schmid by the Issuer on April 30, 2024, are not included in, and are not counted toward, the aggregate number of ordinary shares reported in Rows 7-11. Per the Earn-Out Agreement the voting and dispositive power for these shares has not yet vested in the Reporting Persons, for which reason the 5,000,000 earn-out shares have not been counted towards this aggregate share total. On May 23, 2026 (i) 2,190,589 ordinary shares were issued to Anette Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 13,850,000, which she assigned to Schmid Aequitas GmbH & Co. KG, and (ii) 1,265,322 Ordinary Shares were issued to Christian Schmid in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 8,000,000, which he assigned to C. Schmid Beteiligung GmbH & Co. KG. In total Anette Schmid now holds 13,680,589 ordinary shares in the Issuer through her investment vehicle Schmid Aequitas GmbH & Co. KG, and Christian Schmid holds 16,585,322 ordinary shares in the Issuer through his investment vehicle C. Schmid Beteiligung GmbH & Co. KG. On May 23, 2026 Anette Schmid was also issued 24,247 and 18,782 ordinary shares and Christian Schmid was issued 37,150 and 13,840 ordinary shares. These were issued as bonus compensation due to them for their work in a management capacity for the Issuer in fiscal year 2023, and in connection with outstanding and unpaid board compensation claims for fiscal year 2025, respectively. They hold these securities directly. On May 23, 2026, Schmid Grundstucke GmbH & Co. KG, a company ultimately and solely controlled by Anette Schmid, received 1,028,074 ordinary shares in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 6,500,000. On July 3, 2026 Christian Schmid transferred 500,000 shares he owned to Helmut Rauch, an employee and manger at Gebr. Schmid GmbH.
  
  Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG entered into a Joint Filing Agreement and a Joint Voting Agreement dated May 18, 2026, both of which Schmid Grundstucke GmbH & Co. KG joined by the Joinder Agreement dated May 26, 2026. Pursuant to the Joint Filing Agreement the parties agreed to file this Schedule 13D/A (and any subsequent amendments) jointly, and agreed to be responsible only for the completeness and accuracy of information relating to themselves and for timely filing. The Joint Voting Agreement, pursuant to which each party agreed to vote (or cause to be voted) all shares beneficially owned by such party in accordance with a joint determination, is also an acknowledgement by the parties that they constitute a "group" for purposes of Section 13(d)(3) and Rule 13d-5. Accordingly, each Reporting Person reports shared (and not sole) voting and dispositive power with the other Reporting Persons with respect to the securities reported herein.
  
  Row 13: Based on the current number of outstanding ordinary shares, 65,675,726, and a total of 21,000,000 outstanding private and public warrants, a total of 86,675,726 ordinary shares are outstanding as of May 26, 2026 for the purposes of this Row 13. The percentage assumes a 1:1 conversion of all outstanding warrants to ordinary shares, but does not reflect the potential conversion of a EUR 2.5 million term loan facility with Black Forest Special Situations I, the potential further conversion a USD 30 million convertible note and an additional 3,744,150 warrants, of which USD 18 million in convertible notes have been converted to date, or the potential further conversion a USD 20 million convertible note as the number of shares these instruments convert into is subject to changes in USD-EUR exchange rates and the share price of the Company respectively.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, nominal value EUR0.01 per share
Name of issuer: SCHMID Group N.V.
Address of issuer's principal executive offices: ROBERT-BOSCH-STR. 32-36, FREUDENSTADT, Germany (2M), 72250

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly by:

a. Anette Schmid,
b. Schmid Aequitas GmbH & Co. KG,
c. Schmid Grundstucke GmbH & Co. KG
d. Christian Schmid, and
e. C. Schmid Beteiligung GmbH & Co. KG (together the "Reporting Persons" and each a "Reporting Person").
Residence or business address: The principal business address of the Reporting Persons is Robert-Bosch-Str. 32-36, 72250, Freudenstadt, Germany.
Present principal occupation or employment:
Anette Schmid is a member of the SCHMID Group N.V. board of directors and is an employee of a subsidiary of the Issuer, Gebr. SCHMID GmbH. She acts as managing director of Schmid Aequitas Verwaltung GmbH, the general partner of Schmid Aequitas GmbH & Co. KG, and as the sole limited partner of Schmid Aequitas GmbH & Co. KG, through which she holds and manages her investment interests, including interests in SCHMID Group N.V. Although Schmid Aequitas Verwaltung GmbH serves as the general partner of Schmid Aequitas GmbH & Co. KG, Anette Schmid, as sole limited partner, ultimately controls the investment and voting decisions of Schmid Aequitas GmbH & Co. KG.

Christian Schmid is the Chief Executive Officer of SCHMID Group N.V. and a member of the board of directors. He acts as managing director of C. Schmid Beteiligungsverwaltung GmbH, the general partner of C. Schmid Beteiligung GmbH & Co. KG, and as the sole limited partner of C. Schmid Beteiligung GmbH & Co. KG, through which he holds and manages investment interests, including interests in SCHMID Group N.V. Although C. Schmid Beteiligungsverwaltung GmbH serves as the general partner of C. Schmid Beteiligung GmbH & Co. KG, Christian Schmid, as sole limited partner, ultimately controls the investment and voting decisions of C. Schmid Beteiligung GmbH & Co. KG.

Schmid Grundstucke GmbH & Co. KG' present principal business is to act as an investment holding vehicle through which Anette Schmid holds and manages certain of her personal investment interests, including her interests in SCHMID Group N.V.

Schmid Aequitas GmbH & Co. KG's present principal business is to act as an investment holding vehicle through which Anette Schmid holds and manages certain of her personal investment interests, including her interests in SCHMID Group N.V.

C. Schmid Beteiligung GmbH & Co. KG's present principal business is to act as an investment holding vehicle through which Christian Schmid holds and manages certain of his personal investment interests, including his interests in SCHMID Group N.V.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: The Reporting Persons are citizens of the Federal Republic of Germany.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
As a result of the Joint Voting Agreement described in Item 6, the Reporting Persons may be deemed to form a "group" within the meaning of Section 13(d)(3) of the Act. Accordingly, the original source of consideration for the shared beneficial ownership of the collective block of 34,888,004 Ordinary Shares was the contribution of interest in Gebr. Schmid GmbH, the securities of the Issuer during the internal contribution and reorganization of assets in exchange for equity interests in the HoldCos, the off-set of debts owed by Issuer group companies to share recipients, and the work of Anette and Christian Schmid in their capacities as employees and board members of the Issuer. Further details follow in the below descriptions.

Business Combination, Dissolution of the Erbengemeinschaft and Contributions to HoldCos

11,490,000 ordinary shares held by Anette Schmid via Schmid Aequitas GmbH & Co. KG and the 15,320,000 ordinary shares held by Christian Schmid via C. Schmid Beteiligung GmbH & Co. KG prior to May 23, 2026 were all originally issued to Anette Schmid, Christian Schmid, and the Erbengemeinschaft in connection with the exchange of interests in Gebr. Schmid GmbH, into shares of the Issuer (the "Exchange") upon the completion of the business combination (the "Business Combination") on April 30, 2024 (the "Closing Date"). As part of the Business Combination, Anette Schmid and Christian Schmid were also contractually entitled to receive an aggregate of 4,000,000 Private Warrants (convertible on a 1:1 basis into Ordinary Shares) from Pegasus Digital Mobility Sponsor LLC (the "Sponsor"), as additional compensation.

As previously disclosed, an additional 5,000,000 Earn-Out Shares were issued to Anette Schmid and Christian Schmid by the Issuer on the Closing Date. Per the terms of the Earn-Out Agreement, the voting and dispositive power for these shares has not yet vested in the Reporting Persons. Consequently, the 5,000,000 Earn-Out Shares are not included in, and are not counted toward, the aggregate number of Ordinary Shares reported in Rows 7 through 11 of the cover pages of this Schedule 13D/A.

Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. became beneficial owners of securities in the Issuer on May 14, 2026, when in a first step, the Erbengemeinschaft formally distributed its 14,937,000 Ordinary Shares to Christian Schmid and Anette Schmid, who in a second step and in connection with capital increases and related transfer arrangements contributed their combined holdings to their respective German limited partnerships (the GmbH & Co. KGs) (each, a "HoldCo" and collectively, the "HoldCos") in exchange for equity interests in such partnerships:

1. Anette Schmid's HoldCo: (i) 6,894,000 Ordinary Shares previously held by her, and (ii) the 4,596,000 Ordinary Shares received from the Erbengemeinschaft to Schmid Aequitas GmbH & Co. KG.

2. Christian Schmid's HoldCo: (i) 4,979,000 Ordinary Shares previously held by him, and (ii) the 10,341,000 Ordinary Shares received from the Erbengemeinschaft to C. Schmid Beteiligung GmbH & Co. KG.

In addition, and under the same agreements executed on May 14, 2026, each HoldCo received the economic ownership of (i) 2,500,000 Earn-Out Shares (totaling 5,000,000 Earn-Out Shares) and (ii) 1,000,000 warrants plus an additional 1,000,000 transfer-warrants contractually owed to be delivered by the Sponsor. These transfers were executed through trustee and nominee arrangements in instances where direct legal title or technical transfer mechanics were contractually restricted, pursuant to which legal title to such warrants (and, where applicable, related rights) remains with the respective individual holders, who hold such interests on behalf of the applicable HoldCo. The HoldCos maintain economic interests in such securities and, through such trustee arrangements, may direct the exercise or disposition of such securities, subject to the terms of the applicable agreements and any legal or contractual limitations thereunder.

May 23, 2026 Issuances - Set-off and Board/Management compensation and bonuses

On May 23, 2026:

(i) Anette Schmid was issued 2,190,589 Ordinary Shares by the Issuer in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 13,850,000. Anette transferred beneficial ownership in those shares to Schmid Aequitas GmbH & Co. KG.

(ii) Schmid Grundstucke GmbH & Co. KG was issued 1,028,074 Ordinary Shares by the Issuer in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 6,500,000.

(iii) Anette Schmid was issued 24,247 Ordinary Shares as bonus compensation for her work in a management capacity for the Issuer in fiscal year 2023, and 18,782 Ordinary Shares in connection with outstanding and unpaid board compensation due to her for fiscal year 2025. Anette Schmid holds these securities directly.

(iv) Christian Schmid was issued 1,265,322 Ordinary Shares by the Issuer in exchange for the setting off of outstanding claims against Issuer group companies amounting to EUR 8,000,000. Christian transferred beneficial ownership in those shares to C. Schmid Beteiligung GmbH & Co. KG.

(v) Christian Schmid was issued 37,150 Ordinary Shares as bonus compensation for his work in a management capacity for the Issuer in fiscal year 2023, and 13,840 Ordinary Shares in connection with outstanding and unpaid board compensation due to him for fiscal year 2025. Christian Schmid holds these securities directly.

The foregoing descriptions of the Business Combination Agreement, as amended, the Earn-Out Agreement, the internal asset transfers and May 23, 2026 issuances do not purport to be complete descriptions of the terms thereof and are qualified in their entirety by reference to the full text of the relevant agreements, copies of which are incorporated by reference or filed as exhibits hereto.

SEPA share issuances, convertible note conversions and share transfers

Since the last reporting date, the number of outstanding shares has increased by 1,942,296 Ordinary Shares, following the issuance of shares under the Issuer's SEPA facility and further conversions of the outstanding $30 million convertible note.

On July 3, 2026 Christian Schmid contracted under a German law gift contract to transfer 500,000 Ordinary Shares owned by him to Helmut Rauch, an employee and management member of Gebr. Schmid GmbH, for no consideration. The German law gift contract is attached here as an exhibit.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D/A is incorporated herein by reference.

All of the Ordinary Shares reported herein as beneficially owned by the Reporting Persons were acquired in connection with the Business Combination, subsequent allocation and contribution of such Ordinary Shares to HoldCos, and the off-set of debts owed by Issuer group companies, and in exchange for the work of Anette and Christian Schmid in their capacities as employees and board members of the Issuer.

On May 14, 2026, the Reporting Persons effected an transfers pursuant to which Ordinary Shares held by Anette Schmid and Christian Schmid, including shares distributed from the Erbengemeinschaft, were contributed to and are now directly held by Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG, respectively. In addition, the economic interests in certain Earn-Out Shares and warrants were allocated to such entities through arrangements intended to transfer the economic benefits of such securities, including through trustee or nominee structures where direct legal ownership could not be transferred. These transactions were undertaken for estate planning, organizational and tax structuring purposes and did not involve the payment of cash consideration.

On May 23, 2026 Ordinary Shares were issued to Anette Schmid, Christian Schmid and Schmid Grundstucke GmbH & Co KG, in exchange for the off-set of debts owed by Issuer group companies, and the work of Anette and Christian Schmid in their capacities as employees and board members of the Issuer (details are set forth in Item 3). Some shares received by Anette Schmid and Christian Schmid were transferred by them to their respectively controlled HoldCos, some are still held by each directly, and Anette Schmid beneficially owns the securities issued to Schmid Grundstucke GmbH & Co KG, which is an investment vehicle she controls.

On May 18, 2026, the Reporting Persons entered into a Joint Voting Agreement pursuant to which they agreed to vote or cause to be voted all Ordinary Shares beneficially owned by them in accordance with a joint determination. As a result of such agreement, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, and, accordingly, may be deemed to beneficially own the securities beneficially owned by each other Reporting Person. On May 26, 2026 Schmid Grundstucke GmbH & Co KG joined the Joint Voting Agreement and is subsequently subject to all its conditions.

On July 3, 2026 Christian Schmid contracted under a German law gift contract to transfer 500,000 Ordinary Shares owned by him to Helmut Rauch, an employee and management member of Gebr. Schmid GmbH, for no consideration.

Anette Schmid and Christian Schmid currently serve on the board of directors of the Issuer, and Christian Schmid also serves as Chief Executive Officer of the Issuer. As a result of their direct and indirect ownership of Ordinary Shares and their positions with the Issuer, the Reporting Persons have the ability to influence the management and policies of the Issuer.

The Reporting Persons intend to hold their respective interests in the Issuer for investment purposes and to support the ongoing management and operation of the Issuer. Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions or other matters described in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, from time to time, review their investment in the Issuer and, subject to applicable law, may determine to increase or decrease their ownership position or to pursue or consider other plans or proposals relating to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As a result of the transactions described in Item 3 and the Joint Voting Agreement described in Item 6, Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG, Schmid Grundstucke GmbH & Co. KG, and C. Schmid Beteiligung GmbH & Co. KG may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. Accordingly, Anette Schmid and Christian may be deemed to beneficially own, directly and via their investment vehicles, an aggregate of 34,888,004 Ordinary Shares (consisting of 30,888,004 outstanding Ordinary Shares held directly by the HoldCos and 4,000,000 Ordinary Shares issuable upon exercise of the warrants held through the arrangements described above), representing approximately 40.25% of the outstanding Ordinary Shares of the Issuer.

Schmid Aequitas GmbH & Co. KG directly holds 13,680,589 Ordinary Shares, and C. Schmid Beteiligung GmbH & Co. KG directly holds 16,085,322 Ordinary Shares, and each hold economic ownership of 2,000,000 warrants. Schmid Grundstucke GmbH & Co. KG directly holds 1,028,074 Ordinary Shares. Anette Schmid, as the sole limited partner of Schmid Aequitas GmbH & Co. KG and sole limited partner of Schmid Grundstucke GmbH & Co. KG, and Christian Schmid, as the sole limited partner of C. Schmid Beteiligung GmbH & Co. KG, may each be deemed to beneficially own the Ordinary Shares and warrants held by their respective investment vehicles.

In addition, each of the HoldCos holds economic interests in 2,500,000 Earn-Out Shares; however, such Earn-Out Shares are not included in the aggregate number of Ordinary Shares reported in this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the Joint Voting Agreement described in Item 6, Anette Schmid and Christian Schmid may be deemed to share voting and dispositive power with the other with respect to the Ordinary Shares beneficially owned by the group. Accordingly, each reports shared power to vote and to direct the disposition of 34,888,322 Ordinary Shares and does not report sole voting or dispositive power over any Ordinary Shares. Each of the investment vehicles, being fully controlled by either Anette Schmid or Christian Schmid, report shared voting and dispositive power only over the securities they directly beneficially own.
Transactions in the class effected during the past sixty days: Acquisitions and dispositions of ordinary shares of the Issuer described in Item 3 and are incorporated herein by reference. No other transactions in securities of the Issuer by a Reporting Person were effected since the last filing.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Business Combination Agreement and Amendments thereto: Pegasus, Gebr. Schmid GmbH, Pegasus TopCo B.V. and Pegasus MergerSub Corp.entered into a Business Combination Agreement, which was twice amended (the "Business Combination Agreement"). Under this agreement, among other things, the shareholders of Gebr. Schmid GmbH were to contribute all of their shares in Gebr. Schmid GmbH to TopCo for a majority stake in TopCo, and shareholders of Pegasus (a publicly traded company listed on the NYSE) were also to receive shares in TopCo for the transfer to Schmid shareholders of TopCo. In addition to other provisions the agreement stipulated successful application by TopCo to be listed on the NASDAQ as a condition to closing.

Earn-out Agreement: Pegasus, Pegasus TopCo B.V. and the Reporting Persons entered into an earn-out agreement pursuant to which (i) 2,500,000 TopCo shares will be issued to Anette Schmid and Christian Schmid (in equal parts) if the share price of TopCo following the completion of the business combination reaches USD 15.00 and (ii) 2,500,000 TopCo shares will be issued to Anette Schmid and Christian Schmid (in equal parts) if the share price of TopCo following the completion of the business combination reaches USD 18.00 (the "Earn-out Agreement"). The Earn-out Agreement expires after three (3) years from the date of the completion of the business combination.

Registration Rights Agreement: The Reporting Persons are party to that certain Registration Rights Agreement with the Issuer, Pegasus, and Sponsor (the ''Registration Rights Agreement''), providing for, among other things, customary registration rights. The Issuer has agreed to file a shelf registration statement to register the shares of the Issuer covered by the Registration Rights Agreement no later than thirty days following consummation of the Business Combination.

Private Warrants Transfer Agreement: Concurrently with the execution of the Second Amendment to the Business Combination Agreement, Sponsor and the Reporting Persons entered into an agreement pursuant to which the Sponsor committed to transfer 2,000,000 private warrants of Pegasus to Anette Schmid (1,000,000 private warrants) and Christian Schmid (1,000,000 private warrants) subject to the closing of the Business Combination (the "Private Warrants Transfer Agreement").

Warranty Agreement: Pegasus, Pegasus TopCo B.V., Validus/StratCap, LLC and Gebr. Schmid GmbH entered into an agreement in which StratCap guaranteeing the total indebtedness of Pegasus and TopCo remaining at the closing of the Business Combination would not exceed USD 7.4 million, of which USD 2.75 million are deferred by nine months from the closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million). In addition, StratCap agreed to provide a loan of USD 2.35 million to TopCo within 30 days after closing of the Business Combination repayable within 12 months after closing (or earlier if TopCo enters into a loan agreement for more than EUR 10 million). Further, the parties to the warranty agreement agreed that the Sponsor shall transfer a further 2,000,000 warrants to Christian Schmid and Anette Schmid when a loan agreement for more than EUR 10 million is concluded or when the USD 2.75 million of deferred costs are paid by the Issuer, whichever comes first (the "Warranty Agreement"). The 2,000,000 warrants still are contractually required to be transferred to Christian Schmid and Anette Schmid.

Shareholders Undertaking and Amendment thereto: As part of this agreement the Reporting Persons undertook and agreed to fully support and implement the Transactions relating to the Business Combination, omit any actions which could be of detriment to the implementation of the Transactions, vote against any resolution that would reasonably be expected to impede or adversely affect the Transactions, and contribute Gebr. Schmid GmbH Shares to TopCo in exchange for TopCo Shares. The Shareholders' Undertaking Agreement was then modified, and an Amendment agreed concurrently with the execution of the Second Amendment to the Business Combination Agreement to reflect the changes agreed in the Business Combination Agreement (the " Shareholders' Undertaking" and the "First Amendment to the Schmid Shareholders' Undertaking").

Private Warrants Undertaking Agreement: Sponsor, Pegasus, Gebr. Schmid GmbH, the Reporting Persons and certain individuals party thereto (comprising the officers and directors of Pegasus) entered into an agreement, pursuant to which, among other things, the parties agreed to (i) only exercise their private warrants on a "cashless basis" in accordance with the terms of the private warrants, (ii) in case the reference price of the TopCo shares subsequently to the business combination closing reach USD 18.00 to, on a "cashless basis" exercise their warrants in accordance with terms of the private warrants unless such warrants have been previously redeemed or exercised (the "Private Warrants Undertaking Agreement").

Lock-Up Agreement: The Reporting Persons entered into a Lock-Up Agreement, pursuant to which they will not to, without the prior written consent of the board of directors of Issuer, effect any transaction or enter into any arrangement which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of any Class A Shares them immediately after the Closing, nor to publicly announce any intention to effect or enter the same, during the period beginning on the Closing and ending on the date that is one year after the Closing (the "Lock-Up Agreement").

Capital increase and transfer agreement - Schmid Aequitas GmbH & Co. KG: Anette Schmid entered into a capital increase and transfer agreement with her HoldCo pursuant to which she increased her limited partnership interest and contributed to such entity 11,490,000 Class A Ordinary Shares, together with the economic ownership of certain Earn-Out Shares and warrants (including transfer warrants). To the extent legal title to certain of such securities could not be transferred, such interests are held through trustee or nominee arrangements under which the economic benefits are attributed to the HoldCo and exercised in accordance with instructions, subject to the terms and limitations of the underlying agreements.

Capital increase and transfer agreement - C. Schmid Beteiligung GmbH & Co. KG: Christian Schmid entered into a capital increase and transfer agreement with his HoldCo pursuant to which he increased his limited partnership interest and contributed to such entity 15,320,000 Class A Ordinary Shares, together with the economic ownership of certain Earn-Out Shares and warrants (including transfer warrants). To the extent legal title to certain of such securities could not be transferred, such interests are held through trustee or nominee arrangements under which the economic benefits are attributed to the HoldCo and exercised in accordance with instructions, subject to the terms and limitations of the underlying agreements.

Joint Filing Agreement: The Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to file this Schedule 13D (and any amendments hereto) jointly and to assume responsibility for the completeness and accuracy of the information concerning themselves, in each case in accordance with Rule 13d 1(k) under the Act. Schmid Grundstucke GmbH & Co. KG joined the Joint Filing Agreement pursuant to a Joinder Agreement signed by the parties May 26, 2026.

Joint Voting Agreement: The Reporting Persons entered into a Joint Voting Agreement pursuant to which they agreed to vote, or cause to be voted, all Ordinary Shares beneficially owned by them in accordance with a joint determination and acknowledged that they constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Joint Voting Agreement provides for coordinated action with respect to shareholder votes and remains in effect until terminated in accordance with its terms or until the parties cease, in the aggregate, to beneficially own a majority of the voting power of the Issuer. Schmid Grundstucke GmbH & Co. KG joined the Joint Voting Agreement pursuant to a Joinder Agreement signed by the parties May 26, 2026.

2025 Board Compensation Issuance Subscription Agreement: The Issuer, Christian Schmid, Anette Schmid and other board members entered into a Subscription Agreement dated May 21, 2026 pursuant to which the investors agreed to subscribe for ordinary shares of the Issuer in exchange for the set-off of an aggregate of EUR 350,000 of outstanding 2025 board compensation claims, with the number of shares to be issued to each investor determined based on an Average VWAP mechanism.

2023 Management Bonus Set-Off Agreement: The Issuer, Christian Schmid, Anette Schmid and other members of the Issuer's management entered into a Set-Off Agreement dated May 21, 2026 pursuant to which, in connection with aggregate outstanding bonus compensation claims for fiscal year 2023 and a related subscription agreement, the parties agreed that, upon the issuance and registration of the subscribed shares, such outstanding claims would be fully satisfied and irrevocably discharged.

2023 Management Bonus Debt Assumption Agreement: The Issuer, Gebr. Schmid GmbH, Christian Schmid, Anette Schmid, and other members of the Issuer's management entered into a Debt Assumption Agreement dated May 21, 2026 pursuant to which the Issuer agreed to assume from Gebr. Schmid GmbH certain outstanding 2023 bonus payment obligations in an aggregate amount of EUR 681,964, and each such manager agreed to such assumption and released Gebr. Schmid GmbH from the corresponding obligations. As consideration, the Issuer agreed to provide a loan to Gebr. Schmid GmbH in an amount equal to the assumed obligations.

2023 Management Bonus Subscription Agreement: The Issuer, Christian Schmid, Anette Schmid and other members of the Issuer's management entered into a Subscription Agreement dated May 21, 2026 pursuant to which the investors agreed to subscribe for ordinary shares of the Issuer in exchange for the set-off of aggregate outstanding 2023 bonus claims, with the number of shares to be issued to each investor determined based on an Average VWAP mechanism.

Helmut Rauch Gift Contract: Christian Schmid and Helmut Rauch agree and contract that 500,000 ordinary shares of the issuer will be transferred by Christian Schmid to Helmut Rauch for no consideration.

These summaries are qualified by the actual terms of the agreements, copies of which are attached as exhibits to this Schedule 13D and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description

1. Business Combination Agreement, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V. (future SCHMID Group N.V.), and Pegasus MergerSub Corp. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

2. First Amendment to Business Combination Agreement, dated as of September 26, 2023 (incorporated by reference to Exhibit 2.2 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

3. Second Amendment to Business Combination Agreement, dated as of January 29, 2024 (incorporated by reference to Exhibit 2.4 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

4. Earn-out Agreement by and among TopCo, Pegasus and Anette Schmid and Christian Schmid dated January 29, 2024 (incorporated by reference to Exhibit 10.11 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

5. Registration Rights Agreement by and among SCHMID Group N.V., Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of April 30, 2024 (incorporated by reference to Exhibit 5 to the initial Schedule 13D, filed with the SEC on May 13, 2024).

6. Private Warrants Transfer Agreement by and among Pegasus Digital Mobility Sponsor LLC, Christian Schmid, and Anette Schmid, dated as of January 29, 2024 (incorporated by reference to Exhibit 10.9 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

7. Warranty Agreement dated April 29, 2024 by and among Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, Pegasus TopCo B.V., Pegasus MergerSub Corp. and Validus/StratCap LLC (incorporated by reference to Exhibit 7 to the initial Schedule 13D, filed with the SEC on May 13, 2024).

8. Shareholders' Undertaking, dated as of May 31, 2023, by and among Pegasus Digital Mobility Acquisition Corp., Anette Schmid, and Christian Schmid (incorporated by reference to Exhibit 10.3 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

9. First Amendment to the Shareholders' Undertaking dated January 29, 2024 (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

10. Private Warrants Undertaking Agreement dated as of January 29, 2024, by and among Pegasus Digital Mobility Acquisition Corp., Pegasus Digital Mobility Sponsor LLC, Gebr. Schmid GmbH, Anette Schmid, and Christian Schmid among others (incorporated by reference to Exhibit 10.10 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

11. Company Lock Up Agreement, dated May 31, 2023, by and among Pegasus TopCo B.V., Pegasus Digital Mobility Acquisition Corp., Gebr. Schmid GmbH, and Christian and Anette Schmid (incorporated by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form F-4 (Reg. No. 333-274701), filed with the SEC on March 25, 2024).

12. Capital increase and transfer agreement - Schmid Aequitas GmbH & Co. KG dated May 14, 2026, by and among Anette Schmid, Schmid Aequitas GmbH & Co. KG and Schmid Aequitas Verwaltung GmbH (English Translation)

13. Capital increase and transfer agreement - C. Schmid Beteiligung GmbH & Co. KG dated May 14, 2026, by and among Christian Schmid, C. Schmid Beteiligung GmbH & Co. KG and C. Schmid Beteiligungsverwaltung GmbH (English Translation)

14. Joint Filing Agreement dated May 18, 2026, by and among Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG

15. Joint Voting Agreement dated May 18, 2026, by and among Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG and C. Schmid Beteiligung GmbH & Co. KG

16. 2025 Board Compensation Issuance Subscription Agreement by and among Christian Mathias Schmid, Ralf Dieter Speth, Dr. Annedore Streyl, Boo Keun Yoon, Anette Schmid, and SCHMID Group N.V. dated May 21, 2026

17. 2023 Management Bonus Set-Off Agreement by and among Christian Schmid, Helmut Rauch, Anette Schmid, Christian Buchner, Thomas Widmann, Heiko Vogel, Laurent Nicolet, and SCHMID Group N.V. dated May 21, 2026

18. 2023 Management Bonus Debt Assumption Agreement by and among Christian Schmid, Helmut Rauch, Anette Schmid, Christian Buchner, Thomas Widmann, Gebr. Schmid GmbH, and SCHMID Group N.V. dated May 21, 2026

19. 2023 Management Bonus Subscription Agreement by and among Christian Schmid, Helmut Rauch, Anette Schmid, Christian Buchner, Thomas Widmann, Heiko Vogel, Laurent Nicolet, and SCHMID Group N.V. dated May 21, 2026

20. Joinder Agreement by and among Anette Schmid, Christian Schmid, Schmid Aequitas GmbH & Co. KG, C. Schmid Beteiligung GmbH & Co. KG, and Schmid Grundstucke GmbH & Co. KG dated May 26, 2026

21. Helmut Rauch gift contract by and among Helmut Rauch and Christian Schmid, dated July 3, 2026

## Signatures
- Anette Schmid: /s/ Anette Schmid, Anette Schmid/Director (07/07/2026)
- Schmid Aequitas GmbH & Co. KG: /s/ Anette Schmid, Anette Schmid/ Limited Partner (07/07/2026)
- Schmid Grundstucke GmbH & Co. KG: /s/ Anette Schmid, Anette Schmid/ Limited Partner (07/07/2026)
- Christian Schmid: /s/ Christian Schmid, Christian Schmid/Chief Executive Officer & Director (07/07/2026)
- C. Schmid Beteiligung GmbH & Co. KG: /s/ Christian Schmid, Christian Schmid/ Limited Partner (07/07/2026)